Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following communications were made by Pubco from its X account on August 12 and 13, 2025:

The following communications were made by Andrew Keys, Co-Founder and Chairman of Pubco, from his X account on August 12, 2025:

The following communications were made by Darius Przydzial, Head of DeFi of Pubco, from his LinkedIn and X accounts on August 12, 2025:

The above-mentioned communications included a link to the following article:

Exploring the On-Chain Effects of ETH Treasury Companies

Supply Dynamics, Ecosystem & On-Chain Impact of ETH Treasury Companies

Aug 12, 2025

By: Tanay Ved

Key Takeaways:

●	ETH-focused digital asset treasuries are rapidly scaling, with 2.2M ETH (1.8% of supply) accumulated in just two months, creating a supply-demand imbalance.

●	These treasuries are taking an active on-chain approach, aiming to deploy capital through staking and DeFi to enhance returns while supporting network security and liquidity.

●	While still in the accumulation phase, greater on-chain participation could strengthen Ethereum’s liquidity and security but also heighten its exposure to corporate treasury risks.

The Emergence of Digital Asset Treasuries

Digital asset treasuries (DATs), or public companies that accumulate crypto-assets like BTC or ETH on their corporate balance sheets, have emerged as a new channel for market access. The 2024 launch of spot ETFs unlocked a wave of demand from investors previously unable to hold BTC and ETH through direct custody. Similarly, digital asset treasuries provide exposure to these assets and their ecosystems through publicly traded equity, with the ability to raise and deploy capital strategically.

We previously delved into Michael Saylor’s Strategy playbook, raising funds through equity and convertible debt issuance to amass over 628,000 BTC (2.9% of bitcoin’s supply). A wave of companies around the world, from Marathon Digital to Japan’s Metaplanet have followed suit, effectively providing shareholders with amplified or “levered” exposure to BTC. Now, this model is expanding to other ecosystems, with a flurry of entities racing to accumulate Ether (ETH) in their corporate treasuries.

While the goal of boosting shareholder exposure to the underlying assets remains the same, ETH treasuries fundamentally differ from their BTC counterparts in their ability to tap into Ethereum’s staking and DeFi ecosystem. This opens the door to enhance returns through ETH’s native yield and productive deployment of capital on-chain. In this issue of State of the Network, we examine the observed impacts of ETH digital asset treasuries on Ethereum’s supply dynamics and explore the potential network implications as these large vehicles move on-chain.

Supply Dynamics: The Race to Accumulate 5% of Supply

Since just July of this year, Ethereum digital asset treasuries have accumulated 2.2M ETH, representing nearly 1.8% ETH’s current supply. There are currently 5 major players on the block, raising capital through equity-based fundraising such as public share offerings or Private Investment in Public Equity (PIPE) deals to deploy capital and grow the value of their holdings. As of August 11th, these entities hold the following amounts of supply:

●	Bitmine Immersion Technologies (1.15M ETH, ~$4.8B)

●	SharpLink Gaming (521K ETH, ~$2.2B)

●	The Ether Machine (345K ETH, ~$1.4B)

●	Bit Digital (120K ETH, ~$503M)

●	BTCS Inc. (70K ETH, ~$293M)

BitMine Immersion Technologies is currently the largest corporate holder of ETH. Now at 0.95% of supply, their holdings are rapidly climbing towards their stated goal of accumulating 5% of ETH’s circulating supply. The race to acquire a larger share of ETH is only accelerating, especially as these companies build reserves at a favorable cost basis as market conditions shift.

Source: Coin Metrics Network Data Pro & Public Filings (As of August 11th, 2025)

This trend is also striking when viewed alongside Ethereum’s issuance dynamics. With Ethereum’s supply governed by proof-of-stake (PoS), where new ETH is issued to validators and a portion of transaction fees is burned, net issuance can swing between negative (deflationary) and positive (inflationary).

Since “The Merge” in September 2022, a total of 2.44M ETH has been issued, while 1.98M ETH has been burnt, resulting in a net supply growth of 454.3K ETH. Since July, ETH treasury companies have collectively accumulated 2.2M ETH, far exceeding net new issuance over the same period. While Bitcoin’s capped supply and halving schedule directly reduce new issuance over time, Ethereum’s supply is dynamic and currently inflationary. This makes the scale and pace of recent demand even more notable given that ETH’s market cap is roughly 4.5x smaller than BTC’s.

Source: Coin Metrics Network Data Pro & Public Filings

This demand-supply imbalance is even more pronounced when factoring inflows into Ether ETFs, which have also accelerated in recent months. Combined together, these vehicles are steadily absorbing more of Ethereum’s 107.2M free float supply (available supply in the market), on top of the 29% of ETH staked on the consensus layer and 8.9% held in other smart contracts. As a result, sustained accumulation from treasuries and ETFs could amplify price sensitivity to new demand.

Ecosystem Impact: Staking, DeFi and On-Chain Activity

While most ETH treasuries are still in the accumulation phase, a portion of their capital may ultimately find its way on-chain. By tapping into Ethereum’s staking and DeFi infrastructure, these firms aim to enhance risk-adjusted returns and make productive use of their holdings – a contrast to the more passive approach taken by Bitcoin treasuries. This shift is already underway, with SharpLink Gaming staking a majority of its holdings, BTCS Inc. using Rocket Pool to drive revenue, and others like The Ether Machine and ETHZilla preparing for more active on-chain management.

Source: Coin Metrics Network Data Pro

Ethereum currently offers 2.95% nominal and 2.15% real (inflation-adjusted) yield through staking rewards for securing the network. This can provide treasury companies with a steady stream of income in addition to the price appreciation of the underlying asset. For example, if 30% of the 2.2M ETH held by treasury companies today were staked at the current ~3% nominal yield and a $4K ETH price, it could generate roughly $79M in annual income. While an influx of staking could compress yields, the effect would be modest since Ethereum’s reward rate decays gradually as the total amount staked increases.

Corporate treasuries are approaching this through two ways: by running their own validators or utilizing liquid staking protocols. The latter, which was clarified by the SEC to not be considered securities, allows firms to stake with third party providers like Lido, Coinbase or RocketPool, while receiving a “liquid” receipt token in return.

Source: Coin Metrics ATLAS

While carrying additional risk, these tokens such as Lido’s stETH are widely used in DeFi for collateralized borrowing or to gain additional yield over the benchmark staking APY in a capital efficient manner. Taking Aave v3 as an example, ETH and liquid staking tokens like wrapped stETH form a deep pool of available liquidity (the amount of assets supplied that remain available to borrow). This has grown to around 1.1M ETH, and treasuries could further strengthen it, compounding yield while enhancing market liquidity.

Source: Coin Metrics Network Data Pro

Despite Ethereum now exceeding record transaction counts on mainnet (1.7-1.9M per day), total fees remain near multi-year lows as recent gas limit increases and blob capacity expansions have eased congestion and offloaded activity to L2s. If the capital from treasury companies moves on-chain at scale, high value transactions on Ethereum L1 could boost aggregate blockspace demand and fee revenue, potentially creating a positive feedback loop between treasury activity, liquidity, and on-chain usage.

Linking Corporate Treasury Outcomes to On-Chain Health

As publicly listed ETH treasuries expand their on-chain footprint, their financial performance increasingly carries implications for Ethereum’s long-term network health, linking off-chain corporate outcomes to potential on-chain effects. Large, long-term holdings can reduce circulating supply, boost legitimacy, and deepen on-chain liquidity, but concentration, leverage, and operational risks mean that outcomes at the corporate level could spill over into the network.

While these are network-level considerations, corporate treasuries themselves are subject to market forces and investor sentiment. A strong balance sheet and sustained investor confidence can allow treasuries to expand holdings, and increase participation. Conversely, sharp drops in underlying price, tightening liquidity, or excessive leverage can lead to ETH sales or reduced on-chain activity.

Indicators Tied to Treasury Company Performance

By tracking both the network-level implications and the financial health of these companies, market participants can better anticipate how corporate treasury behavior might affect Ethereum’s supply dynamics and its network health at large.

Conclusion

The rapid emergence of corporate ETH treasuries is portraying Ethereum’s appeal as both a reserve asset and a source of on-chain yield. Their growing presence could deepen liquidity and strengthen network activity, but also carries risks tied to leverage, financing, and robust capital management. Off-chain pressures, from equity performance to debt obligations, could quickly ripple on-chain as they become more intertwined. Tracking both balance sheet health and on-chain activity will be key to understanding the impact of these vehicles as they grow larger.

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Additional Information and Where to Find It

SPAC and Pubco intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.

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